August 8, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20519

Attn: Kenneth Ellington

Re:                             The Alger Funds (File Nos. 811-1355; 33-4959), The Alger Funds II (File Nos. 811-1743; 33-98102), The Alger Institutional Funds (File Nos. 811-7986; 33-68124), The Alger Portfolios (File Nos. 811-5550; 33-21722) and Alger Global Growth Fund (File Nos. 811-21308; 33-103283) 2017 Annual and Semi-Annual Reports

Ladies and Gentlemen:

Comments were provided on the 2017 Annual and Semi-Annual reports for the above referenced Trusts (each a “Trust” and collectively the “Trusts”) telephonically to Tina Payne, Esq. and Rachel Winters by Kenneth Ellington of the Staff on July 11, 2018. For the convenience of the Staff, comments have been restated below in their entirety, and the Trusts’ response follows each comment.

1.              Staff Comment: The 2017 Annual Reports filed on behalf of the Trusts were not filed using the updated Form N-CSR that went into effective on August 1, 2017. In the future, please file Annual and Semi-Annual Reports using the updated Form N-CSR.

Response:     We confirm that in the future, the Trusts will file their Annual Reports on the updated Form N-CSR.

2.              Staff Comment: On the Schedule of Investments of the Annual Reports, the Trusts are required to disclose (i) the end of period interest rate for money market funds (Reg. S-X, Article 12-12 fn.4), (ii) the specific class of shares held of other investment companies, including money market funds, and (iii) the rates associated with preferred stock, if applicable.

Response:  We confirm that in the future the class and rate will be disclosed for the money market fund on the schedule of investments.

The Alger Funds

360 Park Avenue South • New York, NY 10010 • www.alger.com

3.              Staff Comment: In the Statement of Assets and Liabilities in the Annual Report for the Alger SMid Cap Focus Portfolio, the accrued other expenses line item represented 72% of the total liabilities of the Fund. Please confirm all material liabilities of the Fund have been disclosed in accordance with Reg. S-X, Article 6-04(10).

Response:   We confirm that all material liabilities related to purchases of securities, capital shares redeemed, dividends or other distributions on capital shares have been separately reported (as applicable).  For your information, accrued other expenses includes, among others, audit expense payable of $18,596, and printing expense payable of $9,203, both of which are less than one half of one percent of total net assets.

4.              Staff Comment: With regards to the Statement of Assets and Liabilities of the Annual Reports for the Trusts, please confirm if there were any open payables to Trustees at the period end. If so, please disclose separately in accordance with Reg. S-X, Article 6-04(12).

Response:    All Trustee fee payable balances were deemed de minimis, with balances being 0.0007% or less, of total net assets. We confirm that in the future, the payable to the Trustees will be disclosed separately in the Trusts’ Annual and Semi-Annual Reports.

5.              Staff Comment: In Note 4 — Securities Transactions to the Financial Statements of Alger Funds and Alger Growth & Income Portfolio, please disclose the remaining contractual maturity of any securities lending transactions in accordance with Account Standard Update 2011-11.

Response:  The contractual maturity for the securities lending transactions was not disclosed since any loan of securities may be terminated by either party at any time for any reason. As such, there is no contractual maturity. We confirm in the future that we will disclose there is no contractual maturity for the loan of securities.

6.              Staff Comment: In Note 11 — Affiliated Securities to the Financial Statements of the Trusts, the realized gain (loss) and net increase (decrease) in unrealized appreciation (depreciation) amounts listed in the affiliates table for (e.g. Alger Mid Cap Growth Fund, Alger Small Cap Growth Institutional Fund amongst others) do not agree with the correlative amount shown on the Statement of Operations as required by Reg. S-X, Article12-14 fn.6(e) and (f). This requirement became effective in August 2017.  Please explain.

Response: During the reporting period, Tolero Pharmaceuticals, an affiliated security, was purchased by an unaffiliated third party company. As a result of the purchase, contingent deferred rights were received and were deemed to be unaffiliated securities at the period end. As such, we noted this in the Affiliated Securities footnote, and re-classified the net increase (decrease) in unrealized appreciation (depreciation) in the Statement of Operations from affiliated to unaffiliated. We confirm that in the future, however, we will report in both the Statement of Operations and in the Affiliated Securities footnote separate amounts of realized gain (loss) and net increase (decrease) in unrealized appreciation (depreciation) for both affiliated securities held at the end of period, and those no longer held at the period end in accordance with Reg. S-X.

7.              Staff Comment:     In the Additional Information section of the Annual Reports for Alger Funds, Alger Funds II, Alger Institutional Funds, and Alger Global Growth Fund, please include a statement that additional information regarding the Trustees and Officers of the Funds is available in the Funds’ Statement of Additional Information.

Response:     We confirm that in the future, the Additional Information section of the Annual Reports for all Trusts will include a statement that additional information regarding the Trustees and Officers of the Funds is available in the Funds’ Statement of Additional Information.

8.              Staff Comment:     In Item 4(e)(2) of Form N-CSR, each Trust discloses that all fees in Item 4(b) through 4(d) were approved by the Trust’s Audit Committee. This item is intended for disclosure where pre-approval of accountant fees and services has been waived. Please confirm this disclosure is accurate.

Response: We confirm that the Trust’s disclosure that all fees in Item 4(b) through 4(d) were approved by the Trust’s Audit Committee is accurate. We confirm that in the future the Trust will disclose in Item 4(e)(2) accountant fees and services where the Board has waived their pre-approval of such fees and services.

9.              Staff Comment:   The Semi-Annual Reports for the period ended April 30, 2017 for Alger Funds, Alger Funds II, Alger Institutional Funds and Alger Global Growth Fund were filed via EDGAR on Form N-CSR. In the future, please use Form N-CSRS when filing Semi-Annual Reports.

Response:     We confirm that in the future the Semi-Annual Reports for all Trusts will be filed on Form N-CSRS. The Semi-Annual Reports for the period ended April

30, 2018 for Alger Funds, Alger Funds II, Alger Institutional Funds and Alger Global Growth Fund were filed on Form N-CSRS.

10.       Staff Comment:     For each Fund with a Sub-Adviser, please disclose the compensation of each Investment Adviser, including the Sub-Adviser, in the Fund’s Statement of Additional Information as required by Item 19(a)(3) of Form N-1A. Please also disclose this information in the Financial Statements in the Annual and Semi-Annual Reports.

Response: We confirm that in the future we will disclose the compensation of all Sub-Advisors in the Statement of Additional Information, and in the Financial Statements in the Annual and Semi-Annual Reports as follows: “Alger Management paid a sub-advisory fee of $              to Weatherbie Capital, LLC (“Weatherbie” or the

“Sub-Adviser”), an affiliate of the Manager, out of its own resources at no additional charge to the Fund, which is equal to 70% of the management fee paid by the Fund to the Adviser with respect to the sub-advised assets.”

Sincerely,
/s/ Tina M. Payne

Tina M. Payne
Secretary